FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2016

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s Place,

London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

25 February 2016

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK")

BOARD CHANGES

As recently announced by Banco Santander, S.A., Peter Jackson will be replacing José María Fuster as Head of Corporate Innovation for Banco Santander, S.A. with effect from 1 April 2016, subject to regulatory clearances.

As a result, Santander UK announces that José María Fuster will be stepping down as a Banco Santander nominated Non-Executive Director of Santander UK with effect from 1 April 2016. Peter Jackson will join the Santander UK Board as a Banco Santander nominated Non-Executive Director with effect from 1 April 2016, subject to regulatory approvals, as necessary.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Notes to Editors:

Peter Jackson – CV

Peter recently joined Banco Santander as Head of Corporate Innovation, subject to regulatory clearances. He is currently a Non-Executive Director of Paddy Power Betfair plc, and a member of their Board Risk and Board Remuneration Committees.  Previously he was Group CEO of Travelex from March 2010 until March 2015, leaving following the successful sale of the business. Before Travelex, Peter was Managing Director of Consumer Banking for the Lloyds Banking Group, having previously held a number of senior roles within the Retail arm of HBOS plc before its merger with Lloyds.  He holds an MEng from Cambridge University.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander, S.A. (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.48 trillion in managed funds, 12,900 branches – more than any other international bank – and 191,500 employees at September 2015. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In 9M’15 Santander made an attributable profit of EUR 5,106 million, 17% more than the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves around 14 million active customers with 20,000 employees and operates through 857 branches and 70 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc continue to have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 February 2016	By / s / Shaun Coles
(Authorized Signatory)